Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Sears, Roebuck and Co. (Commission File No. 1-416)

Kmart and Sears: Key Messages

Sears and Kmart are proposing a merger of the two companies that would result in the creation of a new parent company, Sears Holdings Corporation, with headquarters in Hoffman Estates. The intent is to create a powerful retail leader that accelerates the pre-existing strategies of both companies and increases the likelihood of their success.

LOCATIONS: NO. 2 U.S. RETAILER

Merger would dramatically advance Sears’ off-mall store-growth strategy by increasing its retail presence and points of distribution

•	Combined company would operate 2,353 full-line and off-mall stores, second only to Wal-Mart in the retail industry

•	Increasing number of locations benefits suppliers and better leverages supply chain — for example, Kenmore brand would be available at more than 3,100 locations

•	Combination would maintain or grow Sears network of 1,100 specialty retail stores

•	Sears is building on customer response to convenience of Sears Grand, with the expectation that a substantial number of Kmart stores will be converted to the Sears nameplate, in addition to the 50 Kmart stores recently acquired by Sears

PRODUCTS: BETTER/BEST OFFERING

Merger would improve Kmart’s product offering, upgrade its on-line channel and transform its in-store experience

•	The combined home business would feature a dominant home appliance franchise, anchored by market share leader Kenmore

•	Led by the venerable Craftsman brand, collective enterprise would possess strong market positions in tools, lawn & garden, home electronics and automotive repair and maintenance businesses

•	The home fashion offerings of the two companies would feature the Martha Stewart Everyday brand, which is offered exclusively in the U.S. at Kmart and exclusively in Canada at Sears Canada

•	In apparel, the combination of Lands’ End, Kmart’s Jaclyn Smith, Joe Boxer and Route 66 labels, with Sears’ Apostrophe and Covington brands, would offer customers broad clothing options for the entire family

•	Sears is the nation’s leading multicultural marketer, with hundreds of full-line stores having bilingual staff and signage, while Kmart’s Store of the Neighborhood features the exclusive Thalia Sodi collection

•	Sears’ Customer Direct business, already with $2 billion in annual revenues and industry-leading features such as my virtual decorator and buy on-line pick up in-store, would extend its reach to include kmart.com

•	The growth prospects for Sears’ home services business, already the nation’s largest product repair and installed home improvement provider, would be enhanced through greater integration across a considerably larger retail operation

TRANSACTION: CREATING VALUE

Leadership of both companies is committed to managing the new Sears Holdings Corporation to optimize value for the benefit of customers, employees and shareholders of this new force in American retail

•	Sears shareholders will receive a combination of cash and new Sears Holdings Corporation common stock valued at $50.61 per Sears share — an aggregate value of approximately $11 billion

•	Kmart shareholders will receive one share of new Sears Holdings common stock for each Kmart share

•	The new company expects to achieve annual cost savings of approximately $500 million, through incremental gross margin from revenue synergies, as well as improved merchandising and non-merchandising purchasing scale and improved supply chain, administrative and other operating efficiencies

•	The transaction, after giving effect to estimated synergies, is expected to be accretive to earnings per share in the first year, before one-time restructuring costs

•	The merger is expected to close by the end of March 2005

•	Mr. Crowley and Mr. Richter will jointly lead an integration team of key operating executives from both companies to drive planning and execution of the integration of the companies’ operations

The new management team will be working closely together to drive this great new company forward — neither participant would be in this position without the diligence, commitment and hard work of their dedicated employees

•	Edward S. Lampert, chairman of Kmart, will be the chairman of Sears Holdings. He will be joined in an Office of the Chairman by Alan J. Lacy, current chairman and CEO of Sears, and Aylwin B. Lewis, current president and CEO of Kmart

•	Mr. Lacy will be vice chairman and CEO of Sears Holdings; Mr. Lewis will be president of Sears Holdings and CEO of Sears Retail. Glenn R. Richter, currently executive vice president and CFO of Sears, Roebuck, will become executive vice president and CFO of Sears Holdings. William C. Crowley, currently senior vice president — finance of Kmart and a Kmart board member, will be executive vice president, finance and integration of Sears Holdings

•	Messrs. Lampert, Lacy and Lewis will join a ten-member Sears Holdings Board of Directors, which will include a total of seven members of the current Kmart board and three members of the current Sears, Roebuck board

•	The merger positions both companies as stronger competitors with greater resources — financial, distribution, scale and people – that will increase their ability to improve business fundamentals

•	The combination positions both Sears and Kmart to refine their retail distribution portfolios by identifying the most desirable retail locations and determining to what extent monetizing selected real estate makes sense

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In connection with the proposed transaction, Sears and Kmart will be filing proxy statements and other materials with the Securities and Exchange Commission. Please read these materials when they are available because they contain important information. Sears and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears’ proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the proxy statement relating to the proposed transaction when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

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This document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.

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